September 1, 2005

Mail Stop 4561

Ms. Susan J. Wolfe, Esq.
Senior Vice President, General Counsel and Secretary
c/o Business Objects America
3030 Orchard Parkway
San Jose, CA 95134

      Re:	Business Objects S.A.
      Amendment No. 1 to Registration Statement on Form S-3
      File No. 333-126082
      Filed August 10, 2005

Dear Ms. Wolfe:

      We have reviewed your responses to the comments set forth in our letter dated July 22, 2005 and have the following additional comments.

Prospectus Front Cover Page
1. Please expand the front cover page of your prospectus to provide disclosure regarding the separate pending offering under registration statement number 333-119662 and ensure that your next amendment to such registration statement is similarly revised to provide disclosure regarding the shares being offered under this registration statement.

Information Incorporated by Reference, page 48
2. Please update this section to include the Forms 8-K filed on August 18 and August 29, 2005 and ensure that your future amendments are updated to include all filings that are required to be incorporated by reference and are filed prior to effectiveness of the registration statement. See Interp. H.69 of the July 1997 CF
Telephone Interpretations Manual.

Item 16.  Exhibits, page II-2

3. Paragraph (d) on page 2 of the opinion appears to contain assumptions concerning matters of law that must be resolved to provide a legality opinion as to the validity of the shares. Please revise to avoid assumptions about legal conclusions. We will not object to the extent you narrow the scope of these assumptions to matters of fact relied upon by certifications received from agents of the issuer.

4. With respect to prior comment 4, because your French counsel believes that the existence and authority of the subscriber are necessary elements in determining the validity of the issuance, please provide an opinion as to whether the subscriber validly exists as of the date of the opinion and as to the scope of its authority at that time. We will not object to assumptions of continuing existence and authority at the time of future issuances. It appears that the opinion as to these matters should be provided with respect to California law. Additionally, while we note from your response that you believe it is customary in legal opinions delivered in corporate transactions to assume the existence and authority of one`s counterparty, as the Trust was established by the company, it does not appear to be a counterparty.


**	**	**	**	**	**


      As appropriate, please amend your filing in response to
these
comments.  Please ensure that your amendment is marked in
accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions, please call Sara Kalin at (202)
551-
3454.  If you require further assistance, you may call me at (202)
551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief-Legal


cc:	Via Facsimile
      John T. Sheridan, Esq.
      Julia Reigel, Esq.
      Michael Post, Esq.
      Wilson Sonsini Goodrich & Rosati
      Professional Corporation
      650 Page Mill Road
      Palo Alto, CA 94304
      Telephone: (650) 493-9300
      Facsimile:  (650) 493-6811
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Ms. Susan Wolfe
Business Objects, S.A.
September 1, 2005
Page 1